250 WILLIAMS STREET
SUITE E-100
ATLANTA, GA 30303

(P) 404.302.9700
www.internap.com

August 12, 2010

Craig Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Internap Network Services Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 2, 2010
File No. 000-31989

Dear Mr. Wilson:

Set forth below is Internap Network Services Corporation’s (the “Company”) response to the comment raised in your second letter to the Company dated July 29, 2010 (the “July Comment Letter”). For your convenience, the text of your comment in the July Comment Letter has been duplicated in bold type to precede the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Valuation of Long-Lived Assets, page F-9

1.
We note your response to prior comment 6 that for purposes of performing an impairment analysis the Company’s asset groupings would consist of IP technologies and the related long lived assets and datacenter long-lived assets, but that during the second, third and fourth quarter of 2009 there were no triggering events that necessitated an impairment test. Please tell us what factors you have considered in determining that there were no triggering events for the datacenter long lived assets. In this regard, please tell us how you have considered the recent operating results of the data services segment, taking into account operating expense allocations and capital expenditures directly related to the use of these assets.

August 12, 2010

Company’s Response:

Our long-lived assets for the data center services segment were $57.7 million, $68.1 million and $69.0 million as of December 31, 2009, September 30, 2009 and June 30, 2009, respectively, which related principally to tangible assets used in our data center services segment.

We assess long-lived asset impairments whenever changes in circumstances could indicate that the carrying amounts of those productive assets exceed their projected undiscounted cash flows.  During each of the second, third and fourth quarters of 2009, we considered the following factors in accordance with Accounting Standards Codification 360-10-35-21 in determining whether there were any triggering events related to the data center long-lived assets that would indicate that the assets should be tested for recoverability:

a.
A significant decrease in the market price of a long-lived asset (asset group). There was no significant decrease in our market price due to our revenue and margin growth in the data center services segment, as well as the general increase in market price of the data center market as noted below.

b.
A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition. There was no adverse change in use or physical condition of our data center long-lived assets.

c.
A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator. There was no adverse change in legal factors or in the business climate as the demand for data center services is outpacing the supply for this industry and the Company experienced growth in revenue and segment margins.

d.
An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group). There have been no accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of our data center services assets.

e.
A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group). Our business model for our data center services segment requires significant upfront capital expenditures to build-out the physical space and create the environmental conditions needed to meet our customers' hosting needs.  Once our data centers are operational, our costs associated with providing our data center services are generally either fixed or passed through to our customers.  We proceed with capital expenditures for our data centers with the expectation that we will incur net cash outflows in the short-term but that the data centers will be sufficiently profitable to recover our investment in subsequent years.

August 12, 2010

During 2009, we completed data center expansions in New York, Boston and Seattle.  As a result of our growth in data center space in 2009, after taking into account operating and maintenance expenses, we expected to incur a net cash out-flow in this segment during 2009.  Beginning in 2010 and for all subsequent periods through the end of the useful lives for our data center assets, our projections indicate that our data centers will be cash flow positive after taking into account future operating and maintenance expenses.  These projected future cash flows are in excess of the carrying value of our data center assets, and no circumstances or events occurred during the aforementioned periods that would indicate a change in our estimates was warranted.

f.
A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company does not currently intend to sell or dispose of this long-lived asset group nor would it expect to take a loss if such sale or disposal occurred.

The demand for data center services capacity currently does, and in the future is expected to, continue to outpace available and planned supply. In 2012, the differential between the demand and supply delta is expected to exceed 10% (Source: Tier 1 Research Internet Datacenter Supply Report 2009). Growth in the data center industry is expected to grow 16.5% in 2010 and 18% in 2011 (Source: Tier 1 Datacenter North American Market Overview 2009). Given this demand for data center services and anticipated increased segment profits from our company-controlled data center locations, we believe our long-lived assets are extremely valuable. In 2010, we have planned and implemented capital expansion in several new company-controlled data center locations to increase our supply to meet expected demand requirements.

Based on the above factors, we did not identify any triggering events that would indicate that the long-lived assets related to our data center services segment should be tested for recoverability in the year ended December 31, 2009.  We maintain a positive outlook that our data center services segment will grow and generate sufficient cash flows from operations in the long-term.

If you have any further questions or would like additional information regarding this matter please do not hesitate to call the Company’s Chief Financial Officer, George E. Kilguss III, who can be reached at 877.843.7627.

Sincerely,

/s/ J. Eric Cooney

J. Eric Cooney
Chief Executive Officer

cc:	George E. Kilguss III, Chief Financial Officer
John Nee, PricewaterhouseCoopers LLP